UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549s

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Results of Special General Meeting of Shareholders

On March 4, 2024, Maris-Tech Ltd. (the “Company”) held a Special General Meeting of Shareholders (the “Meeting”) to approve grants of equity-based compensation to the non-executive directors of the Company and to approve a grant of equity-based compensation to Mr. Israel Bar, the Company’s Chief Executive Officer (the “Proposals”).

At the Meeting, a quorum was present and the shareholders of the Company present or represented by proxy approved the Proposals as presented at the Meeting and described in the Proxy Statement.

This Report of Foreign Private Issuer on Form 6-K (this “Report”), is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: March 5, 2024	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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